EXHIBIT 1



June 26, 1997




Board of Directors
Great Eastern Energy and Development Corporation
5990 Greenwood Plaza Boulevard, Suite 127
Greenwood Village, Colorado 80111-4708

Gentlemen:

         The purpose of this letter is to set forth our current intentions with respect to a proposed acquisition by Kevin O.
Butler & Associates, Inc., ("Butler") of all of the outstanding capital stock of the Great Eastern Energy and Development
Corporation ("GEED").

         1. Form of Transaction. It is currently contemplated that the acquisition would be consummated in a two-step process. The first step would be a tender offer by an affiliate of Butler for no less than 80% of the outstanding shares of GEED (the "Tender
Offer") for a purchase price of $0.22 per share in cash (the "Consideration"). The second step would be a merger of the affiliated entity with GEED (the "Merger"), in which each outstanding share of GEED would be converted into the right to receive the Consideration. The Merger would take place after the successful completion of the Tender Offer and would involve only those shareholders, directors, and officers of GEED remaining after the closing of the Tender Offer.

         2. Consideration. The total consideration would be $4,145,734 (computed by multiplying the 18,844,245 shares outstanding of GEED times the Consideration) to be paid in cash.

         3. GEED Agreements. GEED agrees to provide to Butler for use in connection with the Tender Offer a shareholder list and security position listing as of a date selected by Butler and to provide such other information to Butler as Butler may reasonably request in connection with the Tender Offer and preparation of Tender Offer materials. In addition, the officers, directors, and ten percent (10%) or greater shareholders of GEED hereby agree, by the signature of their authorized representative below, to (i) sell his or her shares pursuant to the Tender Offer, subject to the filing of Tender Offer materials with the Securities and Exchange Commission (the "SEC") containing the terms of the Tender Offer substantially similar to those set forth herein, and (ii) resign as officers and directors upon closing of the Tender Offer and after
appointing Kevin O. Butler as a director of GEED.   GEED and its


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Board of Directors
Great Eastern Energy and Development Corporation
Page Two
June 26, 1997


board of directors also hereby agree to recommend acceptance of the Tender Offer by the Shareholders of GEED pursuant to applicable securities laws.

         4. Conditions to Closing. The obligations of the parties to close the acquisition would be subject to customary conditions in transactions of this type, including (i) the Tender Offer resulting in Butler beneficially owning in excess of eighty percent (80%) of the outstanding capital stock of GEED; (ii) compliance with and performance of the agreements set forth herein; (iii) receipt of all required consents; (iv) the absence of a material adverse change in the business, operations, or affairs of GEED; (v) satisfaction or waiver of certain curative matters identified in the Escrow Agreement (as hereinafter defined); and (vi) satisfaction or waiver of the other conditions to be contained in the Tender Offer materials, which will be substantially similar to those on Exhibit "A" attached hereto.

         5. Operations Prior to Closing Date. From the date of your acceptance of this letter until closing of the Tender Offer, the business of GEED will be conducted in the ordinary course, and GEED shall not, without the consent of Butler; (i) make any material commitments or any material operations changes; (ii) enter into any material leases; (iii) incur or guarantee any material obligations for borrowed money; (iv) issue, sell, or redeem any capital stock or other securities; (v) declare or pay any dividends or other distributions in respect to its outstanding capital stock; (vi) enter into any material employment or deferred compensation contract or materially increase or announce any material increase of salaries, wages, incentive compensation, bonus, or other employee benefits or programs for employees or retirees; (vii) sell or otherwise dispose of, outside the ordinary course of business, any assets, including its cash, in excess of $10,000; or (viii) prepay any existing indebtedness. Provided, however, that GEED may expend up to a total of $60,000 for a valuation or fairness opinion or assessment in connection with the Tender Offer and for attorneys fees, filing costs, copying, mailing, and similar expenses related to the Tender Offer. In addition, GEED will attempt to file of record in Montgomery County, Kansas, a memorandum, affidavit, or similar notice regarding the restriction on the transfer of certain properties owned by Great Lakes Chemical Corporation pursuant to the Asset Purchase Agreement between GEED and Great Lakes, and/or
GEED will, upon Butler's request, file of record that certain
Mortgage and Security Agreement executed by Great Lakes in favor of GEED.





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Board of Directors
Great Eastern Energy and Development Corporation
Page Three
June 26, 1997


         6. Escrow Funds. Butler shall place $75,000 (the "Escrow Funds") in escrow pursuant to an escrow agreement between Butler and GEED (the "Escrow Agreement"). Subject to the terms of the Escrow Agreement, the Escrow Funds (i) will be paid to GEED in the event the Tender Offer materials are not filed with the SEC on or before July 11, 1997, with certain exceptions provided in the Escrow Agreement, or if such materials are filed but the Tender Offer is not closed for any reason other than those set forth in Sections 4 and 7 hereof; (ii) will be used to pay a portion of the Consideration, subject to the satisfaction or waiver of all conditions to closing of the Tender Offer; or (iii) will be paid to Butler if the Tender Offer materials are filed with the SEC on or before July 11, 1997, and the Tender Offer is terminated as a result of a failure to satisfy the conditions described in Section
4 hereof or upon the occurrence of any event described in Section
7 hereof.

         7. Limitation on Other Offers; Break-up Fee. Until this letter is terminated in accordance with Section 8 below, you agree that neither you nor GEED will solicit offers to purchase any shares of the capital stock of GEED, to purchase a material amount of assets of GEED, or to merge or combine GEED with any other entity. If (a) the Tender Offer materials have been filed with the SEC by July 11, 1997, and the Tender Offer has commenced as soon as reasonably practicable thereafter and is to be consummated on or before forty (40) days after commencement; and (b) either (i) you fail to recommend that the shareholders of GEED accept the Tender Offer; (ii) the Tender Offer is not closed either because fewer than 80% of the outstanding shares of GEED are tendered or the failure of any condition precedent to the Tender Offer; (iii) any failure to perform or any breach of the agreements set forth herein, or (iv) GEED consummates any transaction other than those allowed under Section 5 hereof, including acceptance of another offer, a merger, acquisition, reorganization, or sale of a substantial part of GEED's assets; then, in any such event, GEED shall pay Butler $75,000 within ten (10) days of the occurrence of such event.

         8. Termination. If the Tender Offer materials have not been filed with the SEC on or before July 11, 1997, then either party may, subject to the terms of the Escrow Agreement, terminate both this letter of intent and any further acquisition negotiations by written notice to the other party, without incurring any liability, penalty or obligations.





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Board of Directors
Great Eastern Energy and Development Corporation
Page Four
June 26, 1997


         9. Confidentiality. No party to this letter or any agent or representative thereof will make any public announcement or other disclosure of the terms of this proposed transaction without the approval of the other party. However, upon acceptance of this letter by you, GEED may make such disclosure if it is advised by counsel that such disclosure is advisable in light of its prior disclosure practice or that such disclosure is otherwise advisable in light of applicable securities laws.

         10. Effect of this Letter. This letter is intended by the parties to be an expression of our current mutual intentions concerning a proposed acquisition of GEED by Butler. This letter is not to be construed as a contract or an offer to enter into a contract with respect to the proposed acquisition, and, except for the provisions of this Section and of Sections 3, 5, 6, 7, 8, and 9 which the parties expressly declare to be enforceable, it is not intended to be binding upon the parties or create any legal obligations.

         Our willingness to proceed on the basis of the terms of this letter of intent is contingent upon (i) you having returned a signed copy of this letter to the undersigned not later than 5:00 p.m., Mountain Time, on June 26, 1997; and (ii) there having been no disclosure of this letter or any of its terms by you or on your behalf to anyone else for the purpose of soliciting an offer from another party to purchase your stock in GEED or the assets of GEED. This letter of intent may be signed in counterparts so long as each party signs at least one (1) counterpart and faxed signatures shall be treated as original signatures.


KEVIN O. BUTLER & ASSOCIATES, INC.


By:      \s\ Kevin O. Butler
         --------------------------
         Kevin O. Butler, President


ACCEPTED and AGREED to this 26th day of June, 1997.


\s\ Donald G. Jumper
---------------------------------------
Donald G. Jumper, as President of GEED,
and authorized representative of the
Board of Directors, Officers and ten percent or greater shareholders of GEED

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                                EXHIBIT "A"
                 TO LETTER OF INTENT DATED JUNE 26, 1997,
                FROM KEVIN O. BUTLER & ASSOCIATES, INC., TO
             GREAT EASTERN ENERGY AND DEVELOPMENT CORPORATION


Certain Conditions of the Offer:

     Notwithstanding any other provision of the Offer, Butler shall not be required to accept for payment, purchase, or pay for any Shares tendered, and may terminate or amend the Offer if at any time after _______________, and at or before the Expiration Time, any of the following events shall have occurred (as determined by Butler in good faith) which makes it inadvisable for Butler, in its reasonable judgment, to proceed with the Offer or with such purchase or payment:

     (a) There shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, or any judgment, order, or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which:

          (1) challenges the making of the Offer, the acquisition of Shares pursuant to the Offer or otherwise related in any manner to the offer; or

          (2) could materially affect the business, condition (financial or other), income, operations or prospects of GEED, or otherwise materially impair in any way the contemplated future conduct of the business of GEED; or

     (b) There shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer, Butler or GEED by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which would or might directly or indirectly:

          (1) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer;

          (2) delay or restrict the ability of Butler, or render Butler unable, to accept for payment or pay for some or all of the Shares;

          (3) materially impair the contemplated benefits of the Offer to Butler; or

          (4) materially affect the business, condition (financial or other), income, operations or prospects of GEED, or otherwise materially impair in any way the contemplated future conduct of the business of GEED; or

     (c) There shall have occurred the declaration of any banking moratorium or suspension of payments in respect of banks in the United States; or

     (d) Any change shall occur or be threatened in the business, condition (financial or other), income, operations or prospects of GEED which is or may be material to GEED; or

     (e) A tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or similar transaction with or involving GEED or any subsidiary, shall have been proposed, announced or made by any person; or

     (f) Any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before _____________, a Schedule 13G or a
Schedule 13D with respect to any of the Shares) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares.

     The foregoing conditions are for Butler's sole benefit and may be asserted by Butler regardless of the circumstances giving rise to any such condition (including any action or inaction by Butler) or may be waived by Butler in whole or in part. Butler's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which maybe asserted at any time and from time to time. Any determination by Butler concerning the events described in this Section and any related judgment by Butler regarding the inadvisability of proceeding with the purchase of or payment for any Shares tendered shall be final and shall be binding on all parties.